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                              June 26, 2023

       Ivy Lee
       Chief Financial Officer
       SAG Holdings Ltd
       14 Ang Mo Kio Street 63
       Singapore 569116

                                                        Re: SAG Holdings Ltd
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed June 23, 2023
                                                            File No. 333-267771

       Dear Ivy Lee:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form F-1

       Exhibit 23.1, page 1

   1. The audit report dated June 14, 2023 on page F-2 appears to cover only the most recent year. Please have your
auditor further revise their consent to include reference to their audit report on your
financial statements for the year ended December 31, 2021.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Ivy Lee
SAG Holdings Ltd
June 26, 2023
Page 2

       You may contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameIvy Lee                                Sincerely,
Comapany NameSAG Holdings Ltd
                                                         Division of
Corporation Finance
June 26, 2023 Page 2                                     Office of Trade &
Services
FirstName LastName